UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

22 May 2007

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

TNT N.V. - Buyback of ordinary shares

22 May 2007

22 May 2007

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 26 February 2007 and of which the start date has been published on 20 April 2007, TNT N.V. announces that:

•	on 15 May 2007, it purchased 131,000 TNT N.V. ordinary shares at an average price of euro 31.8387 per share,
•	on 16 May 2007, it purchased 275,816 TNT N.V. ordinary shares at an average price of euro 32.3003 per share,
•	on 17 May 2007, it purchased 137,000 TNT N.V. ordinary shares at an average price of euro 32.7336 per share,
•	on 18 May 2007, it purchased 97,875 TNT N.V. ordinary shares at an average price of euro 32.8078 per share,
•	on 21 May 2007, it purchased 112,000 TNT N.V. ordinary shares at an average price of euro 32.8401 per share,
•	during the period from 23 April 2007 until and including 21 May 2007, it purchased 2,559,032 TNT N.V. ordinary shares at an average price of euro 32.4811 per share, and
•	the total amount of the share buyback until and including 21 May 2007 therefore amounts to 20.8% of the announced buyback up to euro 400 million.

It is TNT's intention to cancel the repurchased shares.

About TNT

TNT provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs around 139,000 people. Over 2006, TNT reported €10.1 billion in revenues and an operating income of €1,276 million. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 22 May 2007